SECURITIES AND EXCHANGE COMMISSION

08026561

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadaret, Grant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 5th Floor

(No. and Street)

Syracuse (City) New York (State) 13202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Grant (315) 471-2191

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP

(Name – *if individual, state last, first, middle name*)

115 Solar Street, Suite 100 (Address) Syracuse (City) New York (State) 13204 (Zip Code)

SEC Mail Processing Section

FEB 28 2008

Washington, DC 101

PROCESSED

MAR 18 2008

THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur F. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadaret, Grant & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DORIS A. WILLIAMS
Notary Public, State of New York
No. 01WI5064777
Qualified in Onondaga County
Commission Expires 8/26/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bmc

Independent Auditor's Report

To the Board of Directors
Cadaret, Grant & Co., Inc.

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Syracuse, New York
February 22, 2008

Statement of Financial Condition
December 31, 2007

	2007
Assets	
Cash and cash equivalents	$ 4,674,756
Cash and securities segregated under federal and other regulations	2,636,920
Deposit with clearing broker	100,000
Commissions and other receivables from broker-dealers and mutual funds	5,575,000
Other receivables	360,436
Investment securities	1,065,135
Fixed assets, net	1,043,542
Other assets	725,509
Total Assets	$16,181,298
Liabilities and Stockholders' Equity	
Liabilities	
Payable to mutual funds and customers	$ 1,447,781
Commissions payable	5,172,819
Accounts payable and accrued expenses	1,738,179
Total Liabilities	8,358,779
Stockholders' Equity	
Common stock, $0.01 par value, 400,000 shares authorized; 104,688 shares issued and outstanding	1,047
Paid-in capital	135,239
Retained earnings	7,686,233
Total Stockholders' Equity	7,822,519
Total Liabilities and Stockholders' Equity	$16,181,298

See notes to statement of financial condition.

Note 1 - Organization and Nature of Operations

Cadaret, Grant & Co., Inc. (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of a financial services holding company. The Company's principal offices are located in Syracuse, New York and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are commissions from sales of mutual funds and insurance products and investment advisory fees. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions and Other Receivable from Broker - Dealers and Mutual Funds

Commissions receivable are stated at outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Investment Advisory Fees

Investment advisory fees are computed and recorded quarterly using the fair value of investments in customer's accounts at the end of each calendar quarter multiplied by each account's contractual rate.

Note 2 - Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

Income Taxes

The Company files a consolidated federal income tax return with its parent. Consolidated federal income tax expense is allocated between the group members on a separate return basis. State income tax returns are filed on a separate return basis. Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred income taxes related primarily to temporary differences between the financial reporting and income tax basis of investment securities, fixed assets and certain accrued expenses. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax liabilities, net are included in accrued expenses.

Note 3 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Note 4 - Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2007, cash of $2,636,920 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 5 - Deposit with Clearing Broker

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

Note 6 - Investment Securities

Investment securities consist of equity positions in corporate stocks recorded at market value through earnings.

Note 7 - Fixed Assets

Fixed assets at December 31 consist of the following:

	2007
Leasehold improvements	$ 200,805
Furniture and fixtures	196,586
Equipment	2,966,610
Automobiles	150,933
	3,514,934
Accumulated depreciation	(2,471,392)
	$1,043,542

Note 8 - Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $5,633,982, which was $5,176,014 in excess of its required net capital of $457,968. The Company's net capital ratio was 1.22 to 1.

Note 9 - Profit Sharing Plan

The Company has a qualified profit sharing retirement plan with a 401(k) deferred compensation provision covering all eligible employees. The Company may make matching and/or discretionary contributions to the plan which are determined annually by management.

Note 10 - Income Taxes

Deferred tax assets and liabilities at December 31 are as follows:

	2007
Deferred tax assets	$ 39,000
Deferred tax liabilities	(149,000)
Net Deferred Tax Liabilities	$(110,000)

Note 11 - Commitments

The Company has entered into operating leases for its office facilities. At December 31, 2007, future minimum rental commitments under operating leases are as follows:

2008	$616,504
2009	583,635
2010	533,601
2011	539,784
2012	545,968

END